

October 28, 2014

Via Email
Robert L. Frichtel
Chief Executive Officer
Advanced Cannabis Solutions, Inc.
4445 Northpark Drive, Suite 102
Colorado Springs, CO 80907

> **Re:** **Advanced Cannabis Solutions, Inc.**
> **Form 10-K for year ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 0-54457**

Dear Mr. Frichtel:

We have completed our review of your Form 10-K. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H, Roger Schwall

Roger Schwall
Assistant Director